Exhibit 99.1

NYSE American: GPL | TSX: GPR

NEWS RELEASE

March 30, 2020 - For Immediate Release

Great Panther Reports Fiscal Year 2019 Financial Results

GREAT PANTHER MINING LIMITED (NYSE American: GPL; TSX: GPR) (“Great Panther”, the “Company”) today reported financial results for the Company’s year ended December 31, 2019 from its Tucano Gold Mine (“Tucano”) in Brazil, and two Mexican mining operations: the Topia Mine (“Topia”) and the Guanajuato Mine Complex (“GMC”), which includes the San Ignacio Mine, the Guanajuato Mine, and the Cata processing plant. All financial information is prepared in accordance with International Financial Reporting Standards (“IFRS”), except as noted in the Non-GAAP Measures section of the Company’s Management’s Discussion and Analysis (“MD&A”). All dollar amounts are expressed in US dollars (“USD”), unless otherwise noted.

“In 2019, Great Panther transformed into a growing, intermediate precious metals producer through the acquisition of Tucano, which increased production (on a gold equivalent basis) and revenue by 182% and 234%, respectively over 2018,” said Jeffrey Mason, Interim President and CEO, and Board Chair. “We ended the year exceeding our revised fourth quarter production guidance at Tucano and, in the past three months, we have raised $24 million of new non-dilutive capital (net of cash collateral requirements) to strengthen our balance sheet.”

Mr. Mason continued, “the Company’s focus for 2020 is to continue the current program of implementing operational improvements, ramp up exploration programs to replace and expand mineral resources, and improve our financial position, all with the objective of creating shareholder value and regaining the confidence of our various stakeholders. Importantly, we are investing a minimum of $11 million to realize the significant exploration potential at our assets, focusing on mine life extension at Tucano and a possible re-start of the Guanajuato Mine later this year.”

On March 9, 2020, the Company announced its inaugural Mineral Reserve & Mineral Resource Estimate (the “MRMR”) for Tucano dated effective September 30, 2019. The MRMR was compiled by internationally recognized mining consultants Roscoe Postle & Associates (“RPA”) and used a rigorous approach to Reserve and Resource estimation that is expected to improve mine forecasting reliability and exploration planning. The inaugural MRMR has resulted in an impairment of approximately $39 million in the carrying value of Tucano, representing approximately 25% of the value recorded at the time of the acquisition of Beadell Resources Limited on March 5, 2019, based on the non-cash share exchange value of the transaction plus assumed debt.

OPERATIONAL AND FINANCIAL HIGHLIGHTS

	Q4 2019	Q4 2018		Change	2019	2018		Change
OPERATIONAL RESULTS
Total material mined – Tucano (tonnes)[1]	5,857,185		–[1]	N/A1	19,343,355		–[1]	N/A1
Ore mined – Tucano (tonnes)[1]	715,346		–[1]	N/A1	1,876,031		–[1]	N/A1
Ore mined – Mexico (tonnes)	64,843		92,158	-30%	262,877		376,743	-30%
Tonnes milled – Tucano[1]	860,634		–[1]	N/A1	2,520,981		–[1]	N/A1
Tonnes milled – Mexico (excluding custom milling)	67,564		89,270	-24%	266,867		374,229	-29%
Tonnes milled – Consolidated operations (excluding custom milling)	928,198		89,270	N/A1	2,787,848		374,229	N/A1
Plant gold head grade (g/t) – Tucano[1]	1.33		–[1]	N/A1	1.41		–[1]	N/A1
Plant head grade (g/t Ag eq) – Mexico	350		311	13%	347		329	5%
Gold ounces produced – Tucano[1]	34,181		–[1]	N/A1	105,561		–[1]	N/A1
Gold ounces produced – Consolidated operations	37,089		4,101	804%	118,494		20,161	488%
Gold equivalent ounces (“Au eq oz”) produced[2]	44,697		11,897	276%	146,853		52,137	182%
Gold ounces sold	38,992		4,262	815%	120,056		19,560	514%
Au eq oz sold[2]	45,625		11,807	286%	145,746		49,096	197%
Cash cost per gold ounce sold - Tucano[3]	$1,340	$	–[1]	N/A1	$1,118	$	–[1]	N/A1
AISC per gold ounce sold - Tucano[3]	$1,681	$	–[1]	N/A1	$1,406	$	–[1]	N/A1
Cash cost per gold ounce sold[3]	$1,268		$777	63%	$1,071		$664	61%
All-in sustaining cost (“AISC”) per gold ounce sold, excluding corporate G&A expenditures [3]	$1,615		$992	63%	$1,383		$943	47%
AISC per gold ounce sold[3]	$1,703		$1,385	23%	$1,484		$1,285	15%

1 2018 comparative data for Tucano has not been provided as this relates to the period of ownership by Beadell Resources Limited (“Beadell”). The data presented for the year ended December 31, 2019 is the period from March 5, 2019 to December 31, 2019 during which the Company owned Tucano following the acquisition of Beadell.

2 Gold equivalent ounces are referred to throughout this document. Au eq oz were calculated using a 1:80 Au:Ag ratio, and ratios of 1:0.000795 and 1:0.00102258 for the price/ounce of gold to price/pound of lead and zinc, respectively, and applied to the relevant metal content of the concentrates produced, expected to be produced, or sold from operations.

3 The Company has included the non-GAAP performance measures cost per tonne milled, cash cost per gold ounce sold, cash cost per payable silver ounce, AISC per gold ounce sold excluding corporate G&A expenditures, AISC per gold ounce sold, AISC per payable silver ounce, mine operating earnings before non-cash items, cost of sales before non-cash items and adjusted EBITDA throughout this document. Refer to the Non-GAAP Measures section of the Company’s MD&A for an explanation of these measures and reconciliation to the Company’s financial results reported in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others.

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(in thousands, except per ounce, per share and exchange rate figures)	Q4 2019	Q4 2018	Change	2019	2018	Change
FINANCIAL RESULTS
Revenue	$65,679	$13,647	381%	$198,653	$59,434	234%
Mine operating earnings before non-cash items[1]	$8,446	$2,017	319%	$41,874	$12,020	248%
Mine operating earnings (loss)	$(5,046)	$1,206	-518%	$6,845	$8,185	-16%
Net loss	$(28,068)	$(3,559)	-689%	$(91,022)	$(10,063)	-805%
Adjusted EBITDA[1]	$(5,338)	$(2,638)	-102%	$7,919	$(5,054)	-257%
Operating cash flow before changes in net non-cash working capital	$(7,750)	$(3,776)	-105%	$(1,486)	$(6,722)	-78%
Cash flows from operating activities	$7,785	$(1,875)	515%	$13,787	$327	4,116%
Cash and short-term deposits at end of period	$36,970	$50,581	-27%	$36,970	$50,581	-27%
Net working capital at end of period	$12,815	$61,851	-79%	$12,815	$61,851	-79%
Loss per share – basic and diluted	$(0.09)	$(0.02)	-350%	$(0.33)	$(0.06)	-450%
Average realized gold price per oz2	$1,485	$1,250	19%	$1,419	$1,278	11%
Average realized silver price per oz2	$17.71	$14.80	20%	$16.45	$15.56	6%
Brazilian real (“BRL”)/USD	$4.12	$3.81	8%	$3.94	$3.65	8%
Mexican peso (“MXN”)/USD	$19.27	$19.86	-3%	$19.26	$19.25	0%

SUMMARY REVIEW OF FINANCIAL RESULTS FOR THE YEAR ENDED DECEMBER 31, 2019

Revenue was $198.7 million for 2019, an increase of $139.2 million over 2018, reflecting the acquisition of Tucano. Tucano accounted for $153.4 million of revenue in 2019. Higher realized gold and silver prices also contributed to the increase in revenue.

Mine operating earnings (inclusive of amortization and other non-cash charges) decreased to $6.8 million ($0.03 per share) compared to $8.2 million ($0.03 per share) in 2018, primarily due to Tucano’s amortization and depletion. Mine operating earnings before non-cash items increased to $29.9 million ($0.15 per share) from $12.0 million ($0.07 per share) in 2018, which was also primarily attributed to the contribution of Tucano, which accounted for $32.7 million ($0.12 per share) of mine operating earnings before non-cash items.

Net loss for 2019 was $91.0 million ($0.33 per share) as mine operating earnings were offset by an impairment of Tucano goodwill of $38.7 million ($0.14 per share), exploration, evaluation and development (“EE&D”) expenditures of $24.0 million ($0.09 per share), finance and other expense of $13.1 million ($0.05 per share), and general and administrative (“G&A”) expenditures of $17.6 million ($0.06 per share).

For accounting purposes, the Company re-evaluated its initial assessment of the purchase price of Tucano following receipt of the MRMR. The Company’s updated assessment of the carrying value of Tucano assigned a value of $85.4 million to the Tucano depreciable mineral properties, plant and equipment on acquisition and $43.2 million to non-depreciable mineral properties reflecting the underground reserves and resources, open pit resources, and near mine and regional exploration potential. The assessment resulted in a reduction of the carrying value of Tucano’s mineral properties, plant and equipment from $167.3 million to $128.6 million. Goodwill of $38.7 million, being the difference between the fair value of net assets acquired and the original share exchange value plus assumed debt, was deemed as impaired at March 31, 2019.

1 The Company has included the non-GAAP performance measures cost per tonne milled, cash cost per gold ounce sold, cash cost per payable silver ounce, AISC per gold ounce sold excluding corporate G&A expenditures, AISC per gold ounce sold, AISC per payable silver ounce, mine operating earnings before non-cash items, cost of sales before non-cash items and adjusted EBITDA throughout this document. Refer to the Non-GAAP Measures section of the Company’s MD&A for an explanation of these measures and reconciliation to the Company’s financial results reported in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others.

2 Average realized gold and silver prices are prior to smelting and refining charges.

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Adjusted EBITDA for 2019 was $7.9 million ($0.03 per share) after adjusting for interest, amortization, impairment of goodwill, and a significant amount of non-cash and non-recurring charges (refer to the MD&A for further information on the computation of Adjusted EBITDA). This compares to a negative Adjusted EBITDA of $5.1 million (-$0.03 per share) for 2018.

Operating cash flow before changes in non-cash net working capital was negative $1.5 million (-$0.01 per share) in 2019, compared to negative $6.7 million (-$0.04 per share) in 2018. The change largely reflects an increase in mine operating earnings before non-cash items of $29.9 million.

EE&D expenditures increased by $12.3 million, mainly due to increases in reclamation accruals for the Mexican operations to reflect the latest government regulations, technical requirements and contractor rates.

G&A increased by $11.2 million due primarily to the acquisition of Tucano which added $9.1 million of G&A expenditures, including accruals totaling $5.6 million for Tucano related legal claims, $1.4 million of costs of its Australian head office. At the time of the Acquisition and throughout the balance of 2019, the Brazil legal claims were not assessed as probable by the Company’s legal counsel. Based on a more recent assessment of these claims by the Company with its legal counsel, it was determined that there was a higher likelihood of loss for which a provision of $5.6 million was deemed appropriate. The former Australian head office was closed in the second quarter of 2019 and related ongoing severance and other contractual costs will be substantially eliminated following the first quarter of 2020. G&A expenses also included non-recurring severance charges for management changes of $0.6 million, and $0.7 million of non-recurring legal, consulting and auditor fees incurred to evaluate financing options, prepare and file shelf prospectus and related matters, and evaluate accounting matters related to the Acquisition.

Finance and other expense consists of interest expenses related to Tucano borrowings and past due payables of $5.7 million, a $3.1 million write-off of Tucano’s Imposto de Circulação de Mercadorias e Serviços (“ICMS”), a Brazilian sales tax that was determined to be unrecoverable, $1.8 million of accretion expense on reclamation and remediation provision, and $1.6 million of accretion expense on lease liabilities. Additionally, the Company recorded foreign exchange losses of $1.5 million, of which $4.9 million were due to the impact of the translation of Tucano BRL denominated borrowings into the Company’s USD presentation currency, partly offset by unrealized foreign exchange gains recorded on the BRL/USD forward foreign exchange contracts (notional USD value of $100 million) which were marked to market at the prevailing exchange rate at December 31, 2019 (4.03 BRL/USD). To hedge exposure to foreign exchange fluctuations the Company enters into foreign exchange contracts from time to time. These have been primarily forward contracts for the purchase of BRL and MXN, and generally for terms of not more than six months.

Refer to the MD&A for the year ended December 31, 2019 for more details of the financial results and for reconciliations of the Company’s non-GAAP performance measures to the nearest GAAP measure. The full version of the Company’s consolidated financial statements and MD&A can be viewed on the Company's website at www.greatpanther.com or on SEDAR at www.sedar.com. All financial information is prepared in accordance with IFRS, except as noted in the Non-GAAP Measures section of the MD&A.

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CHANGE IN COST REPORTING MEASURES

As a result of the Acquisition, the Company’s primary metal production by value is now gold. In addition, Great Panther’s Mexican silver mining operations produce a significant component of gold by-product. As a result, the Company has changed to primary reporting of cash cost and AISC metrics on a per ounce of gold sold basis, net of by-product credits (refer to the Non-GAAP Measures section in the MD&A for definitions and reconciliations of these measures to the Company’s reported financial results). Cash cost and AISC measures on a payable silver ounce basis (net of by-product credits) continue to be provided for the Company’s Mexican operating mines as these remain primary silver producing mines by value.

CASH COST AND ALL-IN SUSTAINING COSTS

The consolidated operating results, cash cost and AISC for the year ended December 31, 2019 reflect Tucano operations from the March 5, 2019 date of the completion of the Acquisition, and a comparison to those of prior periods on an overall basis is not meaningful. Refer to the discussion of operating and cost metrics for the individual mines in the MD&A for the year ended December 31, 2019.

Consolidated AISC per gold ounce sold (excluding corporate general and administrative (“G&A”) expenses) of $1,383    for the year ended December 31, 2019 is higher than the Company’s most recent consolidated annual guidance for AISC (excluding corporate G&A expenses) for the following reasons:

•	The Company made an accrual of $5.6 million for Brazil legal claims in the fourth quarter of 2019, as discussed in the G&A expenses above;
•	The Company incurred penalties from its mining contractor for on-site contractor equipment that was unutilized, in accordance with its mining services contract;
•	Higher cash cost per silver payable ounce at Topia due to a less favourable market for Topia’s concentrates and general cost increases over the prior year comparative period.

Further discussion of the Company’s cash cost and AISC can be found in the MD&A for the year ended December 31, 2019. For the purposes of consolidated cash cost and AISC per gold ounce sold, the GMC and Topia are incorporated on the basis of Au eq oz production and sales, and other metals produced are treated as by-products. See the Non-GAAP Measures section of the MD&A for detailed reconciliations and computation of these measures.

CASH, SHORT-TERM DEPOSITS AND WORKING CAPITAL AT DECEMBER 31, 2019

At December 31, 2019, the Company had cash and short-term deposits of $37.0 million, compared to $50.6 million at December 31, 2018.

Cash and short-term deposits decreased by $13.6 million during 2019 primarily due to $26.3 million of net cash repayment of Tucano borrowings. Capital investments consumed $25.9 million in additions to plant and equipment and lease liability repayments consumed $6.2 million. Contributions to cash included $15.9 million of net proceeds from a bought deal equity financing, $13.8 million of cash provided by operating activities, $10.0 million concentrate prepayment financing from IXM Group (“IXM”) and approximately $5.2 million from other financing sources including cash assumed on the Acquisition, and partial repayment of a loan advanced to Tucano’s former parent company.

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Net working capital was $12.8 million as at December 31, 2019. In January 2020, the Company completed an $11.3 million gold doré prepayment agreement with Samsung C&T U.K. Ltd. which improved the Company’s working capital position. In March 2020, the Company completed an increase in its credit facilities with Banco Bradesco in Brazil. The additional facility consists of a $10.0 million term loan at a 3.7% interest rate and a requirement to retain $7.5 million cash collateral. The term of the facility is to February 24, 2023 with quarterly repayments commencing on March 5, 2021.

2020 GUIDANCE AND OUTLOOK

Great Panther is not yet in a position to provide collective Company-wide guidance for 2020 but it is providing individual operating guidance for both Tucano and the GMC. These two operations combined represented approximately 85% of 2019 production on a gold equivalent ounce basis.

Further as discussed below, the remainder of the Company’s 2019 production was from Topia, for which the 2020 operations outlook is still being assessed. Great Panther expects to provide Topia operating guidance, in order to complete Company-wide guidance by the end of the second quarter of 2020.

Great Panther’s 2020 Operating Guidance for Tucano and the GMC compared with actual 2019 results is as follows:

Operating Guidance		Tucano (costs per Au payable oz) (1)		GMC (costs per Ag payable oz) (1)		Topia (costs per Ag payable oz) (1) (3)
		2020 Guidance	2019 Results(2)	2020 Guidance	2019 Results	2019 Results
Gold production	koz	120 - 130	106	n/a	n/a	n/a
Gold Eq production	koz	n/a	n/a	14 - 16	19	22
Silver Eq production	Moz	n/a	n/a	1.2 - 1.4	1.5	1.8
Cash Cost	$/oz sold	900 - 1,000	1,118	9.00 – 10.00	6.74	12.09
AISC	$/oz sold	1,150 - 1,250	1,406	13.00 - 14.00	13.21	15.35
Capex (sustaining)	$M	6-8	6	0-1	0.2	1
Capex (non-sustaining)	$M	-	-	-	-	2
Stripping/Development	$M	23-27	13	1-2	1	1
Exploration (sustaining)	$M	-	0.2	1	1	1
Exploration (non-sustaining)	$M	7	3	3	1	0.1
(1)	Cash costs and AISC are calculated net of by-product credits.
(2)	2019 results for Tucano are reflective of the period under Great Panther ownership beginning March 5, 2019
(3)	Topia 2020 operating guidance is to be provided by the end of the second quarter of 2020, as further detailed under the Topia section below.

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Tucano

At Tucano, 2020 planned production is between 120,000 to 130,000 gold ounces, representing an increase of approximately 13% - 23% compared to the 106,000 gold ounces of production under Great Panther’s ownership in 2019, and marginally higher than Tucano’s full year 2019 production at the mid-point of 2020 guidance. Production is expected to be primarily sourced from the Urucum Central North, TAP AB3, and Urucum North pits, with lower than average production expected in the first quarter, impacted by seasonal wet weather effects and a focus on waste movement which is expected to benefit ore production in the remainder of 2020. Ore production from the Urucum Central South pit (“UCS”) is not included in the 2020 guidance but is planned for 2021, subject to successful remedial work. UCS was removed from the near-term mine plan in the third quarter of 2019 due to a geotechnical incident (refer to news releases dated October 7, 2019 and October 15, 2019).

Great Panther initiated remedial unloading work at UCS in the first quarter of 2020 to remove free diggable material at the top of the west wall slope. Continued remedial unloading work and benching involving drilling and blasting is expected to start in the third quarter. This work is planned based on established protocols from the Company’s consultants, Knight Piesold, and is contingent on favorable results from five geotechnical core holes to be drilled, commencing in May 2020. The majority of planned capitalized stripping expenditures of $23-$27 million in 2020 are related to the Urucum pits, including approximately 2 million tonnes related to remedial work at UCS, with the remainder relating to Tap AB pits. Capitalized stripping guidance is sensitive to any changes in pit sequencing during 2020, which will impact the accounting treatment of waste movement on a pit-by-pit basis during the course of the year. This accounting treatment will have a corresponding impact on cash costs; however, it is not expected to have a material impact on AISC.

The 2020 AISC guidance mid-point of $1,200 per payable ounce of gold represents a reduction of approximately 15% relative to 2019’s AISC of $1,406 per payable ounce of gold. The reduction results from an expectation of a more favorable currency exchange rate, lower diesel prices and other supply costs, along with various business improvement initiatives.

Capital expenditures of approximately $7 million primarily relate to normal course, staged expansion of Tucano’s tailings storage capacity, and the installation of a new primary crusher at the plant scheduled for mid-year.

Exploration expenditures of approximately $7 million, as outlined in the Company’s news release dated February 6, 2020, are primarily focused on near mine drilling activities intended to replace gold ounces mined in 2020. These activities are ongoing, and the Company expects that a significant amount of the drilling to be completed by the end of the third quarter. The Company plans to assess any increases to the exploration expenditure guidance in the third quarter of 2020, concurrent with the evaluation of the drilling results from the first half of 2020.

The Company’s guidance for Tucano is sensitive to a number of factors, including the exchange rate of the US dollar to the Brazilian real, fluctuations in key input costs including diesel, pre-stripping requirements related to remedial work at UCS, and weather.

GMC

At the GMC, 2020 planned production is between 1.2 to 1.4 million silver equivalent ounces, a decline of approximately 7% to 20% from actual 2019 production of 1.5 million silver equivalent ounces. The 2020 guidance is based on a silver to gold ratio of 90:1 (which compares to 80:1 reported in 2019, and approximately 110:1 at current market prices) and based on over 80% of the ore production is sourced from the San Ignacio Mine. The Company has increased the silver to gold ratio for reporting purposes as a result of the relative outperformance of gold versus silver over the last year. The mid-point of the 2020 AISC guidance is in line with 2019 actual results. The Company’s expanded exploration program at the Guanajuato Mine and at the San Ignacio Mine (refer to news release dated January 28, 2020) is continuing as planned, with the objective of potentially increasing production from the Guanajuato Mine later in 2020, as well as rebuilding mineral resources at both mines.

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The Company’s guidance for the GMC is sensitive to a number of factors, including the exchange rate of the US dollar to the Mexican peso, and fluctuations in key input costs including diesel. In addition, exploration results from the ongoing drilling campaign at the Guanajuato Mines, if positive, could result in an upward revision to guidance in the second half of 2020.

Topia

On March 9th, 2020, the Company announced that it had temporarily ceased dry tailings deposition at its Topia Phase II tailings storage facility (“TSF”) following receipt of a report from the independent tailings management and geotechnical consultants engaged by the Company to evaluate the TSF. The March 9, 2020 disclosure anticipated that mining and processing activities at Topia might cease by the end of March 2020. However, operations are now expected to continue uninterrupted at current levels until at least the end of April 2020 by way of storing dry tailings at and near the filtration plant. Filtration of tailings for dry stacking at Topia commenced in 2017.

The Company is continuing discussions with geotechnical and tailings management consultants regarding ongoing observations and assessments, while continuing to monitor conditions at the TSF. Alternatives to minimize any potential cessation of processing activities in 2020 are being evaluated, including re-commencement of tailings deposition at the Phase II TSF (if satisfactory mitigation measures can be achieved), and normal course permitting for the Phase III TSF, which is already at an advanced stage. While the Company cannot be certain of the timeline to permit the Phase III TSF, it expects it can obtain the necessary permit within the next three to six months.

If one of the aforementioned alternatives is not in place by the end of April, mill processing activities will temporarily cease until either Phase III is permitted or suitable mitigation of Phase II can be achieved. The Company is also evaluating the continuation of mining and stockpiling of ore if a temporary cessation of mill processing activities were to occur.

As 2020 production and costs for Topia will be impacted by the Company’s ability to continue mining and processing after April 2020, the Company plans to complete its assessment of alternatives before providing 2020 operational guidance. Concurrent with the availability of a more reliable outlook for the Topia operation, Great Panther expects to provide annual operational guidance for Topia, in order to complete Company-wide guidance by the end of the second quarter of 2020.

Topia accounted for approximately 15% of the Company’s 2019 consolidated production on a gold equivalent ounce basis. Great Panther has operated Topia continuously since 2006, with the exception of only brief stoppages for upgrades and permitting.

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A new Mineral Resource Estimate for Topia is being developed to which the Company expects to announce by the end of 2020. This estimate will supersede a prior estimate which was effective July 31, 2018. As announced in the news release dated March 9, 2020, the Company previously expected to announce an updated Mineral Resource for Topia by June 30, 2020; while this later expected target date reflects the Company’s prioritization of exploration programs at the GMC during the first half of 2020.

Coricancha

The Company continues to evaluate the timeline and conditions for a potential re-start of the Coricancha Mine. In the first quarter of 2020, the Company undertook a limited mining and mill processing campaign of approximately 25,000 tonnes. These activities have been temporarily suspended in accordance with the Peruvian government-mandated restrictions associated with a 15-day National State of Emergency announced on March 16, 2020 in response to COVID-19, and the effective period was extended on March 26th to April 13, 2020. Coricancha is not material to the Company’s operations.

General Uncertainty due to COVID 19 Measures

The Company has been closely monitoring the effects of the spread of the coronavirus respiratory disease (COVID-19) with a focus on the jurisdictions in which the Company operates and its head office location in Canada.

The rapid worldwide spread of COVID-19 is prompting governments to incrementally implement restrictive measures in an attempt to curb the spread of COVID-19. During this period of uncertainty, Great Panther’s priority is to safeguard the health and safety of personnel and host communities, support and enforce government actions to slow the spread of COVID-19, and to continually assess and mitigate the risks to the business operations.

The Company has implemented a COVID-19 response plan that includes a number of measures to safeguard against the spread of the virus at its offices and sites and is also maintaining regular communications with legal and government representatives, suppliers, customers and business partners to monitor any potential risks to its ongoing operations. Broader government measures to limit the spread of COVID-19 have not impacted the Company’s operating mines in Mexico and Brazil to date and there are no confirmed or suspected cases of COVID-19 across the Company’s corporate offices and operations, including those on care and maintenance.

Although there have not been any impacts to the Company’s operations to date, the Company cannot provide assurance that there will not be disruptions to its operations in the future. If the Company’s operations are impacted or expected to be impacted, the Company will seek measures to preserve cash including suspension of discretionary spending and other collaborative and legal means to reduce and minimize contractual spending.

WEBCAST AND CONFERENCE CALL TO DISCUSS THE FISCAL YEAR 2019 FINANCIAL RESULTS

The Company has scheduled the release of its fiscal year 2019 financial results for Monday, March 30, 2020 after market close. A conference call and webcast will be held on March 31, 2020 at 10:00 a.m. Eastern Time (7:00 a.m. Pacific Time) to discuss the results and provide a corporate update. Mr. Jeffrey Mason, Interim President and CEO, Mr. Neil Hepworth, COO, Mr. Jim Zadra, CFO and Corporate Secretary, and Mr. David Wiens, VP, Corporate Finance and Treasury will host the call.

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Shareholders, analysts, investors and media are invited to join the live webcast and conference call by logging in or calling in five minutes prior to the start time.

Live webcast and registration: www.greatpanther.com

U.S. & Canada Toll-Free:	1 800 319 4610
International Toll:	+1 604 638 5340

A replay of the webcast will be available on the Webcasts section of the Company’s website approximately one hour after the conference call. Audio replay will be available for four weeks by calling:

U.S. & Canada Toll-Free:	1 800 319 6413, replay code 4211
International Toll:	+1 604 638 9010, replay code 4211

ABOUT GREAT PANTHER

Great Panther Mining Limited is an intermediate gold and silver mining and exploration company trading on the Toronto Stock Exchange under the symbol GPR, and on the NYSE American under the symbol GPL.  Great Panther’s operations include the Tucano Gold Mine in Brazil, and the Topia Mine and Guanajuato Mine Complex, comprising the San Ignacio and Guanajuato mines, in Mexico.  It also owns the Coricancha Mine in Peru which is currently on care and maintenance.

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (together, “forward-looking statements”). Such forward-looking statements may include, but are not limited to, statements regarding (i) the Company’s production guidance and ability to meet its production guidance, (ii) expectations of cash cost, AISC, capital expenditures, and other expenditures (iii) the exploration potential of Tucano, Topia, the GMC and Coricancha, (iv) the results of the geotechnical review of UCS and the Company’s plans for continued mining at UCS, (v) the Company’s plans to convert existing resources to reserves and its future mining plans, including the expected life of the Company’s mines, (vi) the accuracy of the Company’s mineral reserve and resource estimates; (vii) the Company’s near-mine and regional exploration programs and ability to discover new resources at Tucano; (viii) the Company’s expectations that metallurgical, environmental, permitting, legal, title, taxation, socio-economic, political, marketing or other issues will not materially affect the estimates or mineral reserves and mineral resources or its future mining plans, and (ix) expectations regarding the receipt of a permit for the Topia Phase III tailings facility and the Company’s ability to find alternatives to store tailings until Phase III is permitted (or recommencement of tailings deposition at Phase II) and to continue operations at Topia.

These forward-looking statements and information reflect the Company's current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by the Company, are inherently subject to significant operational, business, economic and regulatory uncertainties and contingencies. These assumptions include: continued operations at Tucano in accordance with the Company’s mine plan; the accuracy of the Company’s mineral reserve and mineral resource estimates and the assumptions upon which they are based; ore grades and recoveries; prices for silver, gold, and base metals remaining as estimated; currency exchange rates remaining as estimated; capital, decommissioning and reclamation estimates; prices for energy inputs, labour, materials, supplies and services (including transportation); all necessary permits, licenses and regulatory approvals for the Company’s operations are received in a timely manner, including the permit for the Phase III Topia TSF; the Topia TSF can be remediated as planned and the Company’s ability to comply with environmental, health and safety laws. The foregoing list of assumptions is not exhaustive.

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These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to: the inherent risk that estimates of mineral reserves and resources may not be accurate and accordingly that mine production will not be as estimated or predicted; gold, silver and base metal prices may decline or may be less than forecasted; fluctuations in currency exchange rates (including the U.S. dollar to Brazilian real exchange rate) may increase costs of operations; operational and physical risks inherent in mining operations (including pit wall collapses, tailings storage facility failures, environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather) may result in unforeseen costs, shut downs, delays in production and exposure to liability; planned exploration activities may not result in conversion of existing mineral resources into mineral reserves or discovery of new mineral resources; potential political and social risks involving Great Panther’s operations in a foreign jurisdiction; the potential for unexpected costs and expenses; employee relations; relationships with, and claims by, local communities and indigenous populations; the Company’s ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner; changes in laws, regulations and government practices in the jurisdictions in which the Company operates; legal restrictions related to mining; the inability to remediate the UCS pit at Tucano and the Topia TSF as planned; diminishing quantities or grades of mineral reserves as properties are mined operating or technical difficulties in mineral exploration, changes in project parameters as plans continue to be refined, and other risks and uncertainties, including those described in respect of Great Panther, in its annual information form for the year ended December 31, 2019 and material change reports filed with the Canadian Securities Administrators available at www.sedar.com and reports on Form 40-F and Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov.

There is no assurance that these forward-looking statements will prove accurate or that actual results will not vary materially from these forward-looking statements. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers are cautioned not to place undue reliance on forward looking statements. Forward-looking statements and information are designed to help readers understand management's current views of our near and longer term prospects and may not be appropriate for other purposes. The Company does not intend, nor does it assume any obligation to update or revise forward-looking statements or information, whether as a result of new information, changes in assumptions, future events or otherwise, except to the extent required by applicable law.

David Wiens, CFA

VP, Corporate Finance & Treasury

Toll free:	1 888 355 1766
Tel:	+1 604 638 8955

dwiens@greatpanther.com

www.greatpanther.com

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GREAT PANTHER MINING LIMITED (FORMERLY GREAT PANTHER SILVER LIMITED)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in thousands of US dollars)

	December 31, 2019	December 31, 2018
ASSETS
Current assets:
Cash and cash equivalents	$36,970	$24,524
Short-term deposits	—	26,057
Restricted Cash	115	—
Trade and other receivables	21,756	8,887
Inventories	35,120	5,955
Loan receivable	—	5,048
Reimbursement rights	6,465	6,385
Derivative assets	3,454	738
Other current assets	1,461	797
	105,341	78,391
Restricted cash	927	1,237
Other receivables	10,155	—
Reimbursement rights	4,705	4,470
Mineral properties, plant and equipment	133,810	13,391
Exploration and evaluation assets	15,659	15,065
Deferred tax assets	145	222
	$270,742	$112,776

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Trade payables and accrued liabilities	$49,533	$10,647
Current portion of borrowings	38,066	—
Reclamation and remediation provisions – current	4,927	4,473
	92,526	15,120
Other liabilities	17,078	—
Borrowings – MACA Limited	4,627	—
Reclamation and remediation provisions	50,647	22,947
Deferred tax liabilities	5,365	2,053
	170,243	40,120
Shareholders’ equity:
Share capital	252,186	130,912
Reserves	17,420	19,829
Deficit	(169,107)	(78,085)
	100,499	72,656
	$270,742	$112,776

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GREAT PANTHER MINING LIMITED

CONSOLIDATED STATEMENTS OF INCOME (LOSS)

(Expressed in thousands of US dollars, unless otherwise noted)

For the years ended December 31, 2019 and 2018

	2019	2018

Revenue	$198,653	$59,434

Cost of sales
Production costs	156,779	47,414
Amortization and depletion	34,671	3,462
Share-based compensation	358	373
	191,808	51,249

Mine operating earnings	6,845	8,185

General and administrative expenses
Administrative expenses	15,721	5,338
Amortization and depletion	514	111
Share-based compensation	1,322	940
	17,557	6,389

Exploration, evaluation, and development expenses
Exploration and evaluation expenses	12,741	9,984
Mine development costs	1,487	1,930
Change in reclamation and remediation provision	9,752	(214)
Share-based compensation	46	8
	24,026	11,708

Impairment of goodwill	38,682	—

Business acquisition costs	2,923	1,345

Care and maintenance costs	795	—

Finance and other income (expense)
Interest income	726	1,518
Finance costs	(5,752)	(20)
Accretion expense	(3,404)	(897)
Foreign exchange gain (loss)	(1,499)	1,067
Other income (expense)	(3,211)	178
	(13,140)	1,846

Loss before income taxes	(90,278)	(9,411)

Income tax expense	744	652

Net loss for the year	$(91,022)	$(10,063)

Loss per share – basic and diluted	$(0.33)	$(0.06)

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GREAT PANTHER MINING LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of US dollars)

For the years ended December 31, 2019 and 2018

	2019	2018
Cash flows from operating activities:
Net loss for the year	$(91,022)	$(10,063)
Items not involving cash:
Amortization and depletion	35,185	3,573
Impairment of goodwill	38,682	—
Change in reclamation and remediation provision	9,752	(214)
Finance costs	5,752	20
Unrealized foreign exchange loss (gain)	431	(926)
Income tax expense	744	652
Share-based compensation	1,726	1,321
Other non-cash items	2,710	(580)
Interest received	686	1,185
Interest paid	(5,692)	(38)
Income taxes paid	(440)	(1,652)
	(1,486)	(6,722)
Changes in non-cash working capital:
Trade and other receivables	4,568	6,357
Inventories	10,521	510
Other current assets	212	(105)
Trade payables and accrued liabilities	(28)	287
Net cash provided by (used in) operating activities	13,787	327

Cash flows from investing activities:
Cash restricted for Coricancha environmental bond	371	—
Cash received on Acquisition of Beadell	1,441	—
Redemptions of (investments in) short-term deposits and restricted cash, net	25,941	(5,965)
Repayment received prior to Acquisition on loan advanced to Beadell	3,069	—
Advances to Beadell prior to Acquisition	(354)	(5,000)
Additions to mineral properties, plant and equipment	(25,910)	(2,069)
Net cash provided by (used in) investing activities	4,558	(13,034)

Cash flows from financing activities:
Proceeds from financings, net of expenses	15,939	—
Payment of lease liabilities	(6,190)	—
Proceeds from borrowings	32,210	—
Repayment of borrowings	(48,444)	—
Proceeds from exercise of share options	504	349
Net cash from (used in) financing activities	(5,981)	349

Effect of foreign currency translation on cash and cash equivalents	82	85

Increase (decrease) in cash and cash equivalents	12,446	(12,273)
Cash and cash equivalents, beginning of year	24,524	36,797
Cash and cash equivalents, end of year	$36,970	$24,524

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